OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: Febuary 28, 2009 Estimated average burden hours per response ……...….14.5
SCHEDULE 13D Under the Securities and Exchange Act of 1934 (Amendment No. )*
Finlay Enterprises, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
317884203
(CUSIP Number)
David W. Rose 310 East 70th. Street New York, NY 10021 (212) 734-8243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317884203
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David W. Rose
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 480,000
8. Shared Voting Power 0
9. Sole Dispositive Power 480,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 480,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.2%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Shares”), of Finlay Enterprises, Inc., a New York corporation. The name and address of the principal executive offices of the Issuer are:

Finlay Enterprises, Inc.

529 Fifth Avenue

New York, NY 10017

Item 2.  Identity and Background

This statement on Schedule 13D is being filed by:

(a)

Name: David W. Rose

(b)

Address:

310 East 70th. Street, New York, NY 10021

(c)

Occupation: Not applicable

(d)

During the last five (5) years, David W. Rose has not been convicted in a criminal proceeding.

(e)

During the last five (5) years, David W. Rose has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Not applicable.

Item 5.  Interest in the Securities of the Issuer

(a) (b)

The information contained on the cover pages of this Statement is incorporated herein by reference.  As of the date hereof, David W. Rose has beneficial ownership (within the meaning of Rule 13-d-3 under the Exchange Act) and sole power to vote or direct the vote of 480,000 shares of Common Stock, which represents approximately 5.2% of the shares of Common Stock deemed issued and outstanding as of November 3, 2008.

(c)

Except as set forth or incorporated herein the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2008

By: /s/ David W. Rose David W. Rose